October 13, 2020

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Withdrawal of Registration Statement on Form S-1 mPhase Technologies, Inc. (File No. 333-246297)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933 (the “Act”), mPhase Technologies, Inc. (the “Registrant”) respectfully requests the withdrawal of the Registrant’s registration statement on Form S-1 (Reg. No. 333-246297) (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on August 14, 2020. The Registrant understands that, pursuant to Rule 477(b) of the Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Registrant that the application for withdrawal has not been granted.

At this time, the Registrant has determined not to pursue the registration and sale of the securities covered by the Registration Statement. The Registrant believes that this withdrawal request is consistent with the public interest and protection of investors as required by Rule 477(a) of the Act and represents, in accordance with Rule 477(c) of the Act, that there has been no issuance, distribution or sale of the securities under the Registration Statement.

Additionally, the Registrant requests that, in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

If you have any questions regarding this matter, please contact the undersigned at (301) 329-2700 or Tad Mailander, counsel to the Registrant, at (619) 239-9034.

Very truly yours,

/s/ Anshu Bhatnagar
Anshu Bhatnagar Chief Executive Officer